Exhibit 99.5

Bit Brother Limited Announces Pricing of $7.1 Million Registered Direct Offering

CHANGSHA, China, Jan. 18, 2023 /PRNewswire/ -- Bit Brother Limited (“Bit Brother, ” “We” or the “Company”) (NASDAQ: BTB), announced today that it has entered into a securities purchase agreement with certain accredited investors to sell $7.1 million of its ordinary shares and warrants in a registered direct offering.

Under the terms of the securities purchase agreement, Bit Brother has agreed to sell 1,569,444  ordinary shares and warrants to purchase 2,354,166  ordinary shares. The warrants will be exercisable immediately upon the date of issuance and have an exercise price of $4.50. The warrants will expire five years from the date of issuance. The purchase price for one ordinary share and one corresponding warrant will be $4.50. The gross proceeds to Bit Brother are estimated to be $7.1 million before deducting the placement agent fees and other estimated offering expenses.

The registered direct offering is expected to close on or about January 20, 2023, subject to the satisfaction of customary closing conditions.

Maxim Group LLC acted as sole placement agent for the offering.

The ordinary shares being sold pursuant to the registered direct offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-256628), previously filed with the Securities and Exchange Commission (the “SEC”) on May 28, 2021, amended on June 3, 2021 and declared effective on June 8, 2021.  Such securities are being offered only by means of a prospectus. A prospectus supplement and the accompanying prospectus relating to and describing the terms of the registered direct offering will be filed with the SEC. When available, copies of the prospectus supplement and the accompanying prospectus relating to the registered direct offering may be obtained at the SEC’s website www.sec.gov or by contacting  Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at 212-895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Bit Brother Limited

Bit Brother Limited (formerly known as Urban Tea, Inc.) was incorporated in the British Virgin Islands as a company with limited liability on November 28, 2011. Our business currently consists of the distribution and retail of specialty tea products.  We have conducted research and planning of our blockchain technology and cryptocurrency mining business since 2021 and started crypto mining operations in North America. For more information, please visit: www.bitbrother.com For more information, please visit: www.bitbrother.com.

Forward-Looking Statements Disclaimer

This press release contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

SOURCE Bit Brother Limited